UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of July 7, 2003

Commission File Number: 0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

SUBMITTED HEREWITH

1)	Press Release dated March 10, 2003
2)	Press Release dated June 6, 2003
3)	Press Release dated June 18, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

	By:	/s/ Glen C. Macdonald
Date: July 7, 2003		Glen C. Macdonald, Director

March 10, 2003 #SRU-07-03 SRU - TSX.V SRFDF – OTC BB

STARFIELD RESOURCES INC. PRESS RELEASE Corporate Office: Suite 420-625 Howe Street Vancouver, BC CANADA V6C 2T6 Tel: (604) 608-0400 Fax : (604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 3

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRELIMINARY ESTIMATE OF NEWLY-DISCOVERED 119 ZONE
ADDS 5.8 MILLION TONNES

The Company has received a preliminary inferred resource estimate from Independent Consulting Geologist Dr. N.C. Carter, P.Eng. dated March 6, 2003 outlining 5.8 million tonnes in the “119 Zone” which was newly-discovered in 2002. The highlights of these inferred resources are as follows:

INFERRED RESOURCES “119 ZONE” PGE-BEARING MASSIVE SULPHIDES
CUTOFF GRADE	TONNES (millions)	COPPER %	NICKEL %	COBALT %	PALLADIUM g/t	PLATINUM g/t	2 PGE* g/t
1.5% Cu+Ni	5.8	1.31	0.72	0.086	2.02	0.30	2.32
2.0% Cu+Ni	2.8	1.65	0.78	0.089	2.25	0.36	2.61
2.5% Cu+Ni	1.6	1.97	0.73	0.085	2.19	0.41	2.60

These estimates of inferred mineral resources employ the following parameters: Minimum True Width – 2.00 meters,
Area of influence for individual drill holes (down-dip) – midway point between drill holes
Area of influence for individual cross-Sections – midway point between sections
Assumed Specific Gravity – 3.80.

*2PGE=Pd+Pt

Drilling of the 2002 discovered platinum group element (PGE)-bearing copper-nickel massive sulphide 119 Zone was concluded with the completion of holes 02-140 and 02-141. Drill hole 02-140 was the second hole drilled on section 7800W approximately 115 meters down dip of 02-138. The third hole 02-141 drilled on 8000W was drilled approximately 150 metres down dip of 02-139. Both holes are the deepest drilled to date on their respective sections. These sections exhibited considerable thickening of the host gabbroic unit with depth and this thickening was also evident on section 7600W.

Eight holes totaling approximately 10,400 metres were drilled testing the newly-discovered 119 Zone. The holes were designed to investigate previously untested coincident UTEM and Inverse Magnetic geophysical anomalies and to provide data on the continuity and extent of the 119 Zone. The Zone is located approximately 800 metres west of previous 2001 drilling and tested a 400 meter portion of the 1200 meter UTEM conductor located between sections 7400W to 8600W. PGE-bearing sulphide mineralization intersected in the eight drill holes is coincident with the presence of the UTEM conductor which remains open to the west. Further surface UTEM geophysical surveys will be performed to the west of 8600W during the 2003 program and borehole geophysics will be used to vector and delineate the extent of the massive sulphide horizons presently defined in the 119 Zone.

Observed characteristics of the 119 Zone include:1) stratification of sulphide mineral components with pyrrhotite and pyrite showing definite fining to coarsening from top to bottom over the thickness of each massive sulphide unit, 2) enhanced Cu-Ni and PGE grades over significant widths in multiple horizons. A summary of the PGE-bearing massive sulphide intersections discovered along the presently known 400 meters of strike of the 119 Zone is presented in Table I.

TABLE ONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu %	Ni %	Co (%)	Pd g/t	Pt g/t	2 PGE
FL02-119	76+00W 5+53N	75.5	176	1029.08-1030.68	1.60	0.59	1.84	0.21	3.73	0.11	3.84
			(and	1068.68-1080.06	11.38	1.86	0.86	0.10	2.45	0.27	2.72)
			(including	1068.68-1075.05	6.37	2.07	0.94	0.11	2.48	0.16	2.64)
			(including	1075.65-1080.06	4.41	1.78	0.86	0.10	2.72	0.45	2.99)
			(including	1078.65-1080.06	1.41	2.40	1.27	0.15	4.29	1.23	5.52)

FL02-132	76+00W 5+55N	-72	176	1016.00-1016.35	0.35	0.49	1.03	0.124	2.99	0.01	3.00
				1018.35-1028.90	10.55	0.96	0.83	0.117	2.16	0.36	2.52
			(including	1022.00-1026.00	4.00	0.90	1.04	0.127	2.56	0.58	3.14)
				1070.30-1084.35	14.05	1.60	0.83	0.096	2.49	0.33	2.82
			(including	1074.14-1084.35	10.21	1.52	0.87	0.100	2.41	0.35	2.76)
			(and	1074.14-1080.14	6.00	1.56	0.90	0.104	2.52	0.50	3.02)
				1094.60-1099.92	5.32	1.31	0.66	0.074	1.64	0.17	1.81
			(including	1095.50-1098.50	3.00	1.40	1.02	0.112	2.46	0.27	2.73)

FL02-137	80+06W 4+47N	-70	176	1038.98-1041.19	2.21	0.55	0.47	0.058	1.18	0.29	1.47
				1095.98-1102.20	6.22	1.25	0.8	0.097	2.18	2.73	4.91

FL02-138	78+00W 5+04N	-70	176	1025.16-1033.88	8.72	1.47	0.49	0.06	1.39	0.16	1.55
			(including	1028.56-1033.88	5.32	1.86	0.72	0.08	2.04	0.23	2.27)
				1045.08-1059.44	14.36	1.19	0.7	0.073	2.06	0.37	2.43
			(including	1047.23-1054.91	7.68	1.15	0.86	0.092	2.21	0.54	2.56)
				1067.07-1069.44	2.37	0.45	0.13	0.01	0.38	0.03	0.41

FL02-139	80+06W 4+47N	-74	176	1072.10-1074.33	2.23	0.27	0.35	0.047	0.86	0.03	0.89
				1095.07-1105.55	12.48	0.89	0.77	0.100	2.08	0.20	2.28
			(including	1098.34-1104.79	6.45	1.15	0.79	0.102	2.02	0.28	2.30)
			(and	1100.04-1103.87	3.83	0.69	1.00	0.128	2.23	0.31	2.54)
				1142.30-1150.08	7.78	2.23	0.61	0.072	2.01	0.57	2.58
			(including	1146.00-1149.24	3.24	2.19	0.77	0.09	2.49	0.05	2.54)

FL02-140	78+00W 5+00N	-74	176	1093.50-1099.73	6.23	0.83	0.82	0.093	1.99	0.53	2.52
			(including	1093.50-1094.80	1.30	0.79	1.04	0.11	1.89	1.32	3.21)
			(and	1094.80-1095.38	0.58	1.29	0.42	0.05	1.42	1.86	3.28)
			(and	1101.12-1101.73	0.62	3.97	0.79	0.09	2.04	0.33	2.37)
			(and	1104.25-1105.80	1.55	1.07	0.56	0.07	1.072	0.149	1.22)
			(including	1104.25-1104.95	0.70	1.55	0.69	0.09	2.09	0.22	2.31)

FL02-141	80+06W 4+47N	-79	176	1172.50-1172.80	0.30	0.10	0.18	0.016	0.45	0.006	0.51
				1223.97-1224.97	1.00	0.14	0.27	0.033	0.55	0.006	0.61
				1261.69-1261.89	0.20	0.05	0.06	0.01	1.79	0.40	2.19
				1410.58-1402.22	0.64	0.13	0.06	0.009	1.86	2.61	4.47
				1511.36-1511.98	0.62	0.08	0.23	0.022	1.05	0.18	1.23

Compilation of all 2002 exploration data is ongoing and a revised property-wide resource estimate is currently in progress. A Phase One 2003 drilling program is planned to begin in April.

On Behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

June 6, 2003 #SRU-10-03 SRU - TSX.V SRFDF – OTC BB

STARFIELD RESOURCES INC. PRESS RELEASE Corporate Office: Suite 420-625 Howe Street Vancouver, BC CANADA V6C 2T6 Tel: (604) 608-0400 Fax : (604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 3

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

SIGNIFICANT PALLADIUM+PLATINUM RESOURCE IDENTIFIED WITHIN THE
FERGUSON LAKE COPPER-NICKEL DEPOSIT

An update of the Ferguson Lake Mineral Resource estimates for the copper-nickel-cobalt massive sulphide mineralization and associated platinum group elements (PGE) has been prepared by the Company’s independent consultant, Dr. N.C.Carter,P.Eng (Table I). These revised resource estimates incorporate 2002 exploration results derived from 10,952 meters of drilling completed in 40 holes on the West Zone plus 10,433 meters drilled in 8 widely spaced holes on the newly discovered 119 Zone.

Most of the 2002 work on the West Zone consisted of definition drilling in the eastern portion of the zone where near-surface massive sulphide mineralization is exposed. Thirty-eight infill holes were completed between sections 42+68W and 51+20W (“Pit Zone”) where the density of drilling permits an estimate of Indicated Mineral Resources for this part of West Zone. Incorporated in this estimate are those drill holes which intersected combined copper+nickel grades of at least 1% over minimum true widths of 2 metres; these include 31 of the recent holes plus 4 previously drilled Starfield holes, and 25 holes completed by Inco between 1951 and 1955.

More than 62,000 meters of 1999 – 2003 Starfield drilling, coupled with the results of 1950’s Inco drilling, has identified four areas of Inferred Mineral Resources (West Zone, 119 Zone, East Zone I and East Zone II) within, and adjacent to, the 11 kilometres-long gabbro host rock. These estimates are based on the results of drill holes containing combined copper+nickel grades of 1% or greater over minimum true widths of 2 meters, including 22 Inco holes and 57 Starfield holes (51 on the West Zone and 6 on the 119 Zone). The East Zone I estimate incorporates the results of 14 Inco and 5 Starfield holes, while the East Zone II estimate is based on the results of 8 Inco holes.

The revised estimates of Indicated and Inferred Mineral Resources for the four mineral zones identified to date, employing various combined copper+nickel cutoff grades, are summarized in the following table.

Table I

Indicated Mineral Resource – West Zone Pit Area
Cutoff Grade	Tonnes (millions)	Copper(%)	Nickel(%)	Cobalt(%)	Palladium(g/t)	Platinum(g/t)
1.0% Cu+Ni	6.7	0.92	0.65	0.072	1.39	0.20
1.5% Cu+Ni	4.7	1.09	0.77	0.080	1.48	0.24
2.0% Cu+Ni	1.3	1.37	0.98	0.082	1.72	0.25

Table I (Cont’d)

Inferred Mineral Resources – All Zones
Cutoff Grade	Zone	Tonnes (millions)	Copper(%)	Nickel(%)	Cobalt(%)	Palladium(g/t)	Platinum(g/t)
1.0% Cu+Ni	West	44.0	0.95	0.55	0.064	1.33	0.24
	119	5.8	1.31	0.72	0.086	2.02	0.30
	East I	3.5	1.01	0.75	N/A	1.01	0.17
	East II	1.5	0.93	0.80	N/A	1.03	0.17
Total		54.8	0.99	0.59	0.066	1.37	0.24

1.5% Cu+Ni	West	22.9	1.21	0.71	0.082	1.78	0.31
	119	5.8	1.31	0.72	0.086	2.02	0.30
	East I	2.2	1.18	0.87	N/A	1.10	0.18
	East II	0.9	1.21	0.96	N/A	1.28	0.22
Total		31.8	1.23	0.73	0.084	1.76	0.30

2.0% Cu+Ni	West	11.6	1.40	0.80	0.091	2.00	0.39
	119	2.8	1.65	0.78	0.089	2.25	0.36
	East I	1.2	1.41	0.93	N/A	1.18	0.20
	East II	0.6	1.33	1.07	N/A	N/A	N/A
Total		16.2	1.44	0.81	0.097	1.98	0.37

2.5% Cu+Ni	119	1.6	1.97	0.73	0.085	2.19	0.41

The Company’s independent consultant, N.C. Carter, Ph.D., P.Eng., has prepared the 2002 revised Mineral Resource estimates which form part of a “Report on March-December 2002 Exploration Programs West Zone, Ferguson Lake Nickel-Copper-Cobalt-PGE Property” dated April 8, 2003. These estimates conform to “Standards on Mineral Resources and Reserves” proposed by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on August 20, 2000 and published in the CIM Bulletin of October, 2000. The Mineral Resource estimates were calculated for individual drill hole cross-sections employing the following parameters: Cut-off Grades – 1.0%, 1.5%, 2.0% and 2.5% combined Cu + Ni; Minimum Intersection Width – 2.00 meters. Area of Influence for Individual Drill Holes (down-dip) – midway point between drill holes. Area of Influence for Individual Cross-Sections – midway point between sections. Assumed Specific Gravity – 3.80. A total of 167 drill hole intersections of massive sulphide mineralization were utilized in the resource calculations. Intervals between holes range from 120 meters on initial step outs to approximately 40 meters for in-fill drill holes. Some of the 1950’s drill results reported only “PGE” instead of separate assays for Pd and Pt. As a result the palladium and platinum values for these holes were calculated from a property-wide ratio of palladium to platinum of 6:1. The Inferred and Indicated Mineral Resources are in situ resources which have not yet demonstrated economic viability.

The Inferred Mineral Resource for the West Zone, (excluding the “Pit Area”), at a 1.0% combined copper+nickel cutoff grade, totals 44.0 million tonnes and comprises 80% of the total Inferred Mineral Resources identified to date on the Ferguson Lake property. This update of the Inferred mineral resource for the West Zone is 20% less than the previously reported 55.1 million tonnes, primarily due to removal of the eastern (“Pit Area”) from the West Zone Inferred Resource into the Indicated category. While this category upgrade shows a modest decrease in mineral resource in the “Pit Area” (8.4 to 6.7 million tonnes), the tighter drill spacing has resulted in a more definitive, Indicated Resource estimate. It should be noted that the sulphide lenses on many of the drill sections within the “Pit Area” remain open both up- and down-dip, and management is of the opinion that good potential exists for expansion of the current identified resource. The West Zone Inferred Mineral Resource also remains open to depth and along strike to the west.

The Ferguson Lake Deposit contains a significant quantity of metals, as shown in the table below, calculated at a cutoff grade of 1.0% Cu + Ni.

Resource Category		Indicated	Inferred
Million Tonnes		6.7	54.8
Million Pounds-	Copper	136	1,200
	Nickel	96	713
	Cobalt	11	80
Million Ounces-	Palladium	0.3	2.4
	Platinum	0.04	0.4

Note that the foregoing are estimates of “in situ” contained metal values, which make no allowance for mining or processing costs, or metal recoveries. At current metal prices, nickel accounts for more than 50% of the gross “in situ” value of the resource in both categories.

Preliminary scoping metallurgical studies have been carried out on selected drill core samples. These samples are not considered to be necessarily representative of the entire mineral deposit, as they are limited to three West Zone drill intersections and one from 119 Zone. The test results indicate that acceptable grades of base metals and PGE concentrate can be obtained, but additional work is required to optimize the process and establish the metal recovery parameters.

The 119 Zone, 800 metres west of the limits of previous West Zone drilling, features elevated PGE and copper+nickel grades relative to those of the West Zone Inferred Mineral Resource (Table I). 119 Zone remains open along strike and up-dip. Management believes there is significant potential to increase resources and grades with further drilling in 2003.

Definition drilling in the “Pit Area” of the West Zone in 2002 also resulted in the discovery of a low-sulphide PGE-enriched zone over a strike length of 160 meters between sections 42+90W and 44+50W. This unique style of mineralization, hosted by gabbro some 50 meters below the massive sulphide lenses, is characterized by increased platinum grades and more favourable Pt:Pd ratios compared to PGE values within the massive sulphides. No resource estimate was undertaken for this mineralization, as further drilling up-dip and along strike is required to better define the geometry of the zone. 2002 drilling also identified similar low-sulphide PGE mineralization further to the west on section 48+20W, suggesting that the extent of this style of mineralization remains under-explored.

The proposed first phase drilling program in 2003 is designed to expand the current near-surface mineral resources along the strike length of the exposed massive sulphide mineralization of the West Zone. It will simultaneously test the continuity of the newly identified target of footwall, low-sulphide PGE mineralization, as most of the previous drilling did not test this prospective zone that is some 50 meters below the massive sulphide lens. The 2003 exploration program at a budget cost of $ 5,000,000 is expected to take place over the next six to eight months with up to 4 drills being utilized during the several phases of the program. Management plans funding requirements on a staged basis.

Diamond drill testing of the 119 Zone consisted of inclined diamond drill holes spaced 200 meters apart along strike for a distance of 400 meters. Diamond drilling of the Pit Area included inclined drilling on section lines between the original sections or at spacings of between 30 and 60-meters along strike

The revised mineral resource estimates for the 2002 program are based on analytical results obtained from NQ-sized diamond drill core samples. Sample intervals were generally less than 1 meter in length. Core samples were sawn in the field by diamond saw where one-half core was retained and stored and the other one-half core sample was shipped to Acme Analytical Laboratories Ltd., Vancouver for further processing. As an ISO 9002 accredited facility, Acme crushed, split and pulverized the samples. Ten-gram samples were digested by aqua regia and geochemical analysis was determined by ICP-MS methods. Samples containing copper and/or nickel values greater than 4,000 ppm were routinely assayed for copper and nickel. All data for copper and nickel resource estimates are derived from assayed samples reported in percent.

The ICP-MS method routinely identified samples with palladium contents greater than 500 ppb. All such samples were then fire assayed to provide more precise determinations using 10 gram to 30-gram sample weights. Platinum and palladium fire assay results were reported in grams per tonne. Resource estimates for the 2002 program incorporated platinum and palladium fire assayed data.

Laboratory quality control is maintained by routinely analyzing a number of sample blanks, duplicate sample splits, and control reference standards. Platinum and palladium control reference standards were routinely fire assayed with the selected higher content PGE-enriched samples.

On Behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

June 18, 2003 #SRU-11-03 SRU - TSX.V SRFDF – OTC BB

STARFIELD RESOURCES INC. PRESS RELEASE Corporate Office: Suite 420-625 Howe Street Vancouver, BC CANADA V6C 2T6 Tel: (604) 608-0400 Fax : (604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

FINANCING ARRANGED FOR 2003 EXPLORATION PROGRAM

Starfield Resources Inc. (SRU) through its association with the Metals Division of the Standard Bank of London, has entered into a financial agreement with Resourcesworks PLC (RW) of London, England. The particulars subject to regulatory approval are:

1)	$ 2,600,000
Debenture at 8% per annum accrued over the 3 year term, convertible into units at $0.30 per unit. Each unit will consist of 1 common share and 1 purchase warrant. Each 2 purchase warrants plus $0.45 are exercisable into 1 further common share for a period of 18 months from date of conversion.

2)	$ 4,400,000	Commitment by RW on a best efforts basis, to raise additional funds for the 2003 exploration program

3)	$ 10,000,000
Loan Facility, backed by a Rowland Capital facility guarantee. This will be a short term, secured facility, the specific terms of which will be agreed following RW being satisfied that SRU has achieved certain financial and other targets.

4)	Resourceworks will appoint two Directors to the SRU Board subject to regulatory approval.

Resourceworks is a London based fund that invests in advanced mineral and mining exploration opportunities. Management of Starfield is pleased to have the backing of Resourcesworks and access to the London financial establishment.

In addition to the foregoing, Starfield concurrently announces a $2,220,000 private placement led by VCI Vencorp Capital. This placement consists of 7,400,000 units at $0.30 per unit. Each unit is comprised of 1 common share and 1 purchase warrant; each purchase warrant together with $0.45 entitles the holder to purchase a further share for a period of 18 months. A portion of this placement will be flow through.

Finders’ fees commensurate with TSX policies will be paid.

The above funding will assist the Corporation in the ongoing exploration of its 100% owned Ferguson Lake property.

On Behalf of the Board of Directors,

“Glen J. Indra”

Glen J. Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.